UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Titanium Metals Corporation

(Name of Subject Company)

Titanium Metals Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

888339 10 8

(CUSIP Number of Class of Securities)

Andrew B. Nace

Vice President and General Counsel

Titanium Metals Corporation

5430 LBJ Freeway, Suite 1700

Dallas, Texas 75240

(972) 233-1700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Titanium Metals Corporation, a Delaware corporation (the “Company,” “TIMET,” “we,” “our” or “us”). The Statement relates to the cash tender offer by ELIT Acquisition Sub Corp., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of Common Stock at a purchase price of $16.50 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Capitalized terms used in this Amendment but not defined herein shall the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

The first paragraph under the heading “Regulatory Requirements” and subheading “United States Antitrust Laws” in Item 8 “Additional Information,” of the Statement is hereby amended and restated in its entirety:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission ( the “FTC”) and certain waiting period requirements have been satisfied. The purchase of shares of Common Stock by Purchaser pursuant to the Offer is subject to such requirements. Parent and TIMET each filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on November 14, 2012. In order to provide additional time for antitrust review of the Offer, on November 21, 2012, Parent, Purchaser and TIMET agreed that Parent would withdraw Parent’s previously filed Premerger Notification and Report Form and refile such Premerger Notification and Report Form on November 29, 2012. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on December 14, 2012, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Request for Additional Information and Documentary Materials (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the 10 calendar day waiting period, the waiting period may be extended only by court order or Parent’s and TIMET’s agreement. Complying with a Second Request can take a significant period of time.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following at the end of the fourth paragraph under the heading “Litigation”:

“Also on November 19, 2012, two additional putative shareholder class action complaints, captioned Rackliffe v. Simmons, C.A. No. 8041-CS (the “Rackliffe Complaint”), and Kahn v. Titanium Metals Corporation, C.A. No. 8042-CS (the “Kahn Complaint”), were filed in the Court of Chancery of the State of Delaware against the Company, the members of the Board, Parent and Purchaser. In addition, another putative shareholder class action complaint, captioned Grobler v. Titanium Metals Corporation, No. CC-12-07000-E (the “Grobler Complaint”), was filed in the County Court at Law No. 5, Dallas County, Texas, against the Company, the members of the Board, Parent and Purchaser. The Rackliffe Complaint, the Kahn Complaint and the Grobler Complaint each allege, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further allege that the Company, Parent and/or Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Rackliffe Complaint, the Kahn Complaint and the Grobler Complaint seek, among other things, to enjoin the transactions contemplated by the Merger Agreement or, in the alternative, in the case of the Rackliffe Complaint and the Kahn Complaint, an award of money damages.

On November 20, 2012, an additional putative shareholder class action complaint, captioned Mahlke v. Titanium Metals Corporation, C.A. No. 8045-CS (the “Mahlke Complaint”), was filed in the Court of Chancery of the State of Delaware against the Company, the members of the Board, Parent and Purchaser. The Mahlke Complaint alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement, and further alleges that Harold C. Simmons, in his capacity as the Company’s controlling stockholder, breached his fiduciary duties to the Company’s stockholders and that Parent and Purchaser aided and abetted the members of the Board and Mr. Simmons in breaching their respective fiduciary duties. The Mahlke Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement or, in the alternative, an award of money damages.

On November 21, 2012, plaintiffs Gaines and Kahn each filed an amended putative shareholder class action complaints in the Gaines action (the “Gaines Amended Complaint”) and the Kahn action (the “Kahn Amended Complaint”), respectively, in the Court of Chancery of the State of Delaware. In addition to the claims previously alleged in each of those actions, the Gaines Amended Complaint and the Kahn Amended Complaint each allege that the Schedule 14D-9, filed with the Securities and Exchange Commission on November 20, 2012, was materially incomplete and omitted certain information. Also on November 21, 2012, plaintiffs Gains and Kahn each filed motions in the Gaines action and the Kahn action, respectively, seeking orders (i) expediting discovery in the Gaines action and the Kahn action, respectively, and (ii) preliminarily enjoining the transactions contemplated by the Merger Agreement.”

ITEM 9. EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(I)	Complaint filed by William Rackliffe, on behalf of themselves and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(J)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

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Exhibit No.	Description

(a)(5)(K)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(L)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(5)(M)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TITANIUM METALS CORPORATION

Dated: November 23, 2012	By:	/s/James W. Brown
	Name:	James W. Brown
	Title:	Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated November 20, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO).

(a)(1)(D)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Statement).*

(a)(1)(E)	Summary Advertisement as published in the New York Times on November 20, 2012 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO).

(a)(1)(G)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO).

(a)(1)(H)	Press Release issued by Precision Castparts Corp., dated November 20, 2012 (incorporated by reference to Exhibit (a)(5)(B) of the Schedule TO).

(a)(2)	Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Annex B to this Statement).*

(a)(5)(A)	Press Release issued by Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(a)(5)(B)	Press Release issued by Precision Castparts Corp., dated November 9, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Titanium Metals Corporation with the Securities Exchange Commission on November 13, 2012).

(a)(5)(C)	Press Release issued by Titanium Metals Corporation, dated November 20, 2012.*

(a)(5)(D)	Class Action Complaint captioned Ira J. Gaines et al. v. Titanium Metals Corp. et al., Case No. 8029 filed on November 13, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(E)	Petition filed by Kenneth Blew on November 12, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(F)	Petition filed by Kristy Jane Flynn on November 14, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(G)	Class Action Complaint captioned Edith Strom v. Titanium Metals Corp. et al., Case No. 8040 filed on November 19, 2012 in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(H)	Class Action Complaint captioned Doug Gardner v. Titanium Metals Corp. et al., Case No. CC-12-06941-D filed on November 16, 2012 in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(I)	Complaint filed by William Rackliffe, on behalf of themselves and all others similarly situated, on November 19, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(J)	Petition filed by Sergio Grobler on behalf of himself and all others similarly situated, on November 19, 2012, in the County Court of Dallas County, Texas (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(K)	Complaint filed by John Mahlke and Robert Wiggins, on behalf of themselves and all others similarly situated, on November 20, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

(a)(5)(L)	Amended complaint filed by Alan Kahn, on behalf of himself and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

(a)(5)(M)	Amended complaint filed by Ira J. Gaines and Sunshine Wire and Cable Defined Pension Benefit Plan Dates 1/1/92, on behalf of themselves and all others similarly situated, on November 21, 2012, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation, dated November 9, 2012 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities and Exchange Commission on November 14, 2012).

(e)(2)	Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and certain stockholders of Titanium Metals Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Titanium Metals Corporation with the Securities Exchange Commission on November 14, 2012).

(e)(3)	401(k) Support Agreement, dated as of November 9, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Contran Corporation (incorporated by reference to Exhibit (d)(C) of the Schedule TO).

(e)(4)	The Combined Master Retirement Trust Support Letter, dated as of November 14, 2012 (incorporated by reference to Exhibit (d)(D) of the Schedule TO).

(e)(5)	Confidentiality Agreement, dated as of October 18, 2012, by and between Titanium Metals Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(E) to the Schedule TO).

(e)(6)	Acknowledgement and Agreement dated November 19, 2012, by and among Precision Castparts Corp., ELIT Acquisition Sub Corp. and Titanium Metals Corporation (incorporated by reference to Exhibit (d)(F) to the Schedule TO).

(e)(7)	Confidentiality Agreement, dated as of October 15, 2012, by and between Contran Corporation and Precision Castparts Corp. (incorporated by reference to Exhibit (d)(G) to the Schedule TO).

*	Previously filed.